Filed by: Endesa Américas S.A.

(Commission File No. 001-37724) pursuant to Rule 425

promulgated under the Securities Act of 1933, as amended

Subject Company: Endesa Américas S.A.

(Commission File No. 001-37724)

Form F-4 Registration No. 333-211405

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Endesa Américas S.A. (“Endesa Américas”) and Enersis Américas S.A. (“Enersis Américas”). In connection with the proposed merger, Endesa Américas and Enersis Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs). The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”). Shareholders and ADS holders of Endesa Américas and Enersis Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Endesa Américas, Enersis Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are also available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl.

Enersis Américas Announces December 1, 2016 Merger Effectiveness Date and

Expected “When-Issued” Trading of Enel Américas ADSs

SANTIAGO, CHILE, November 21, 2016 – ENERSIS AMÉRICAS S.A. (NYSE: ENIA) (the “Company”) today announced that the pending merger of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”) into the Company (the “Merger”) will be effective as of midnight (the beginning of the day) on December 1, 2016 (the “Effective Date”). The Company, Endesa Américas and Chilectra Américas have granted the Deed of Compliance with Merger Conditions affirming the satisfaction of the conditions precedent for the Merger, and in accordance with Chilean law, the Effective Date will be the first calendar day of the month following the month in which the Deed of Compliance with Merger Conditions was granted. As of the Effective Date, the Company’s name will be changed to Enel Américas S.A.

In connection with the Merger, the holders of Endesa Américas shares and American Depositary Shares (“ADSs”) will receive 2.8 shares of the Company for each Endesa Américas share and 1.68 ADSs of the Company for each Endesa Américas ADS, respectively. The holders of Chilectra Américas will receive 4.0 shares of the Company for each Chilectra Américas share. The issuance of new shares and ADSs of the Company in exchange for the shares and ADSs of Endesa Américas and Chilectra Américas are subject to certain regulatory approvals in Chile.

Starting on the Effective Date, the rights of Endesa Américas and Chilectra Américas shareholders to receive Enersis Américas shares in the Merger will trade in Chile on the Santiago Stock Exchange until the necessary regulatory approvals are obtained. Endesa Américas ADSs will cease trading on the New York Stock Exchange (the “NYSE”) prior to the opening of the market on the Effective Date and will be delisted from the NYSE. However, Enersis Américas ADSs to be issued in connection with the Merger will trade on the NYSE on a “when issued” basis starting on the Effective Date and continuing until Enersis Américas shares underlying the ADSs are issued in Chile following receipt of the necessary regulatory approvals in Chile. The Company will announce the date to be established for the exchange of shares and ADSs in the Merger once it has been determined.

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”). In connection with the proposed merger, Enersis Américas and Endesa Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs). The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”). Shareholders and ADS holders of Enersis Américas and Endesa Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Enersis Américas, Endesa Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are also available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl.

Contact Information

For further information, please contact us:

Pedro Cañamero

Investor Relations Director

(56-2) 2353 4682

pedro.canamerog@enel.com

Jorge Velis Head of Investor Relations (56-2) 2353 4552 jorge.velis@enel.com	Itziar Letzkus Investor Relations Associate (56-2) 2353 4681 itziar.letzkus@enel.com